CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the captions "Financial Highlights" in the Prospectuses and "Counsel and Independent Registered Public Accounting Firm" in the Statement of Additional Information, each dated March 31, 2022, and each included in this Post-Effective Amendment No. 68 to the Registration Statement (Form N-1A, File No. 2-72836) of General Money Market Fund, Inc. (the “Registration Statement”).

We also consent to the incorporation by reference of our report dated January 24, 2022, with respect to the financial statements and financial highlights of Dreyfus Money Market Fund, the sole fund constituting General Money Market Fund, Inc., included in the Annual Report to Shareholders (Form N-CSR) for the year ended November 30, 2021, into this Registration Statement, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

New York, New York

March 24, 2022